January 6, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Austin Stephenson

Re:                             Receptos, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-190374

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between the date hereof and January 8, 2014, the participating underwriters plan to distribute 1,345 copies of the Preliminary Prospectus dated January 6, 2014 as follows: 1,210 to institutional investors and 135 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Time, on Wednesday, January 8, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC
Leerink Partners LLC
As representatives of the
Several Underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Charles W. Newton
Name: Charles W. Newton
Title: Managing Director

By:	Leerink Partners LLC

By:	/s/ Bryan Giraudo
Name: Bryan Giraudo
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]